Exhibit 99.1

Auris Medical News Release

Auris Medical Secures Loan Facility of Up To $20 Million

Zug, Switzerland, July 19, 2016 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced that it has entered into a loan facility agreement with Hercules Capital, Inc. (NYSE: HTGC), for up to $20 million in financing.

Auris Medical has closed the first tranche of financing of $12.5 million. Funding of a second tranche of financing of up to $7.5 million is, among other factors, subject to the Phase 3 TACTT2 clinical trial with KeyzilenTM (AM-101) meeting its co-primary endpoints.

“This financing provides us with greater balance sheet strength and flexibility as we advance our Phase 3 clinical development programs and prepare for the potential commercialization of KeyzilenTM,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer.

The financing is in the form of a 42-month loan bearing interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. Terms include an initial interest-only period until June 30, 2017, which is extendable to March 31, 2018, subject to certain conditions. Auris Medical issued Hercules a warrant to purchase up to 241,117 shares of the Company's common stock at an exercise price of $3.94 per share.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the Phase 3 development of treatments for acute inner ear tinnitus (KeyzilenTM; AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS."

About Hercules Capital, Inc.

Hercules Capital, Inc. (NYSE: HTGC) (“Hercules”) is the leading and largest specialty finance company focused on providing senior secured venture growth loans to high-growth, innovative venture capital-backed companies in a broad variety of technology, life sciences and sustainable and renewable technology industries. Since inception (December 2003), Hercules has committed more than $6.0 billion to over 350 companies and is the lender of choice for entrepreneurs and venture capital firms seeking growth capital financing.

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 1350,

investors@aurismedical.com